Exhibit 6.7

CONSULTING AGREEMENT

This CONSTULTING AGREEMENT (this “Agreement”) is made and entered into this 15th day of February, 2019 between KGEM Golf, Inc., a Delaware corporation (the “Company”), and KYLE MORRIS (the “Morris”).

Morris and the Company wish to continue a consulting relationship on the terms and conditions set forth in this Agreement.

Accordingly, the Company and Morris hereby agree as follows:

1.	Duties and Acceptance.

1.1           Employment, Duties.  The Company hereby agrees to continue to engage Morris for the Term (as defined in Section 2.1), to render consulting services to the Company.  In such capacity or capacities, Morris shall have such duties, responsibilities and authority as agreed to from time to time by Morris and the Chairman or the Chairman’s designee.

1.2           Acceptance.  Morris hereby accepts such engagement and agrees to render the agreed upon services.

2.	Term of Engagement

2.1           Term.  The term  Morris’s engagement under this Agreement (the “Term”) shall commence on February 15, 2019 (the “Effective Date”), and shall end on the earlier of (i) the tenth anniversary of the Effective Date, or (ii) such earlier date on which the Term is terminated pursuant to Section 4 (the “Initial Term”); provided, however, that upon the tenth anniversary of the Effective Date, and upon each anniversary thereafter, the Term shall be automatically extended for one (1) year (the “Renewal Term”) unless either the Company or Morris shall have given written notice to the other at least ninety (90) days prior thereto that the Term shall not be so extended.

3.	Compensation.

3.1            As compensation for all services to be rendered pursuant to this Agreement, the Company agrees to pay to Morris during the Term an amount to be agreed upon by Morris and the Chairman or his designee; however, the Parties acknowledge that a substantial part of the Morris’s compensation is derived from his ownership of 19,950,000 shares in the Company.  On each anniversary of the Effective Date or such other appropriate date during each year of the Term, Morris and the Chairman shall review the compensation and determine if, and by how much, his compensation should be modified, provided that it is not reduced from the prior amount for similar or increased responsibilities.

1

4.	Termination.

4.1          Termination Events.

(a)           Morris’s engagement with the Company shall terminate upon the first to occur of any of the following:

(i)           Death:  the death of Morris.

(ii)          Disability:  the physical or mental disability of Morris, whether totally or partially, such that with or without reasonable accommodation Morris is unable to perform  Morris’s material duties, for a period of one (1) year from the last day actively worked.

(iii)         By the Company:  The Company may terminate Morris’s engagement for any reason thirty (30) days following written notice of termination.

(iv)         By Morris:  Morris may voluntarily resign the engagement after providing thirty (30) days written notice to Company regarding any conduct of Company’s chief executive officers that results in a conviction of such officer(s) of any felony criminal statute of moral turpitude, including but not limited to, a felony conviction or any act of dishonesty, theft or misappropriation of property.

5.	Protection of Confidential Information; Non-Competition and Non-Solicitation.

5.1          Confidential Information.  Morris acknowledges that Morris’s services will be unique, that they will involve the development of Company (and its subsidiaries and affiliates) subsidized relationships with key customers, sponsors, suppliers, and service providers as well as with key Company (and its subsidiaries and affiliates) employees and that Morris’s work for the Company (and/or its subsidiaries and affiliates) will give Morris access to highly confidential information not available to the public or competitors, including trade secrets and confidential marketing, sales, product development and other data and information which it would be impracticable for the Company (and/or its subsidiaries and affiliates) to effectively protect and preserve in the absence of this Section 5 and the disclosure or misappropriation of which could materially adversely affect the Company (and/or its subsidiaries and affiliates).  Accordingly, Morris agrees:

(a)           except in the course of performing Morris’s duties provided for in Section 1.1, not at any time, whether before, during or after Morris’s engagement with the Company, to divulge to any other entity or person any confidential information acquired by Morris concerning the Company’s or its subsidiaries’ or affiliates’ financial affairs or business processes or methods or their research, development or marketing programs or plans, or any other of its or their trade secrets.  The foregoing prohibitions shall include, without limitation, directly or indirectly publishing (or causing, participating in, assisting or providing any statement, opinion or information in connection with the publication of) any diary, memoir, letter, story, photograph, interview, article, essay, account or description (whether fictionalized or not) concerning any of the foregoing, publication being deemed to include any presentation or reproduction of any written, verbal or visual material in any communication medium, including any book, magazine, newspaper, theatrical production or movie, or television or radio programming or commercial.  Morris may disclose information subject to this Section 5.1 when required to do so by a court of competent jurisdiction, by any governmental agency having authority over Morris or the business of the Company or its affiliates or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Morris to divulge, disclose, or make accessible such information, provided, however, Morris will promptly notify the Company, take all reasonable steps requested by the Company to defend against the compulsory disclosure and permit the Company to control with counsel of its choice any proceeding relating to the compulsory disclosure, all at the Company’s expense.  Morris acknowledges that all information, the disclosure of which is prohibited by this section, is of a confidential and proprietary character and of great value to the Company and its subsidiaries and affiliates;

2

(b)           to deliver promptly to the Company on termination of Morris’s engagement with the Company, or at any time during the Term that the Company may so request, all confidential memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, blueprints and other documents (and all copies/excerpts thereof) relating to the Company’s (and its subsidiaries’ and affiliates’) business and all property associated therewith, which Morris may then possess or have under Morris’s control.  Notwithstanding anything in this Section 5.1 to the contrary, Morris shall be entitled to retain:

(i)           any home office equipment provided that any Trade Secret or Confidential Information is not retained by Morris on such equipment;

(ii)          papers and other materials of a personal nature, including, but not limited to, photographs, correspondence, personal diaries, calendars, Rolodexes, personal files and telephone books;

(iii)         information showing Morris’s compensation or benefits or relating to reimbursement of business expenses;

(iv)         information that Morris reasonably believes may be needed for tax purposes; and

(v)          copies of plans, programs and agreements pertaining to Morris’s engagement, or termination thereof, with the Company; and

(c)          that Morris's engagement with the Company will end as of the Termination Date and Morris further agrees that:

(i)           Morris will not, for any purpose, attempt to use or access any Company computer or computer network system, including, without limitation the Company's electronic mail system after Morris's Termination Date (or during the Term if so requested in writing by the Chairman or the Chairman’s designee); and

(ii)           not later than one (1) day following Morris's Termination Date (or during the Term if so requested in writing by the Chairman or the Chairman's designee) to disclose to the Company, in writing, all passwords necessary or desirable to access all information which Morris has password-protected on any Company computer equipment, or on its computer network or system.

3

(d)           that Morris is hereby notified in accordance with the Defend Trade Secrets Act of 2016 that Morris will not be held criminally or civilly liable under any federal or state trade secrets law for the disclosure of a trade secret that is made in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.  If Morris files a lawsuit for retaliation against the Company for reporting a suspected violation of law, Morris may disclose the Company's trade secrets to Morris's attorney and use the trade secret information in the court proceeding if Morris files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

5.2          Company Protections.  In consideration of the Company’s entering into this Agreement, Morris agrees that at all times during the Term and thereafter for the time period described herein below, Morris shall not, directly or indirectly, for Morris or on behalf of or in conjunction with, any other person, company, partnership, corporation, business, group, or other entity (each, a “Person”):

(a)          Non-Competition:  until the third anniversary of the Termination Date, engage in any activity for or on behalf of a Competitor, as director, employee, shareholder, consultant or otherwise; or

(b)          Non-Solicitation:  until the fifth anniversary of the Termination Date:

(i)           Of Employees:  call upon any Person who is, at such Termination Date, engaged in activity on behalf of the Company or any subsidiary or affiliate of the Company for the purpose or with the intent of enticing such Person to cease such activity on behalf of the Company or such subsidiary or affiliate; provided, however, the Company acknowledges that its employees or those of its affiliates may join other entities with which Morris is affiliated and that such an event will not constitute a violation of this Agreement if Morris was not involved (directly or indirectly, through contacts with others) in hiring or in identifying the employee of the Company or its affiliates as a potential recruit or otherwise assisting in, or counseling others concerning, the recruitment of the employee of the Company or affiliate for such entity; or

(ii)           Of Customers/Sponsors:  solicit, induce, or attempt to induce any customer or sponsor of the Company (or a subsidiary or affiliate) to cease doing business in whole or in part with or through the Company or a subsidiary or affiliate, or to do business with any Competitor.

For purposes of this Agreement, “Competitor” means a person or entity who or which is engaged in the business providing golf entertainment and hospitality services such as Top Golf, DriveShack, 1 Up Golf, Big Shots Golf, Drive, 4ORE!, The Flying Tee, and Swing  Golf.  It is understood and agreed that nothing contained herein shall limit Morris’ ability to continue operating The Golf Room, LLC and that it shall not be deemed a Competitor.  In the event that Company opens a GolfSuites or similar business in an area outside of Columbus, Ohio, and Morris has a Golf Room in that metropolitan area, then Morris hereby agrees to merge or transfer his facility to the Company’s facility when Company’s facility opens for business.

5.3           Remedies and Injunctive Relief.  If Morris commits a breach or threatens to breach any of the provisions of Section 5.1 or 5.2 hereof, the Company shall have the right and remedy to have the provisions of this Agreement specifically enforced by injunction or otherwise by any court of competent jurisdiction in Franklin County in the State of Ohio, it being acknowledged and agreed that any such breach will cause irreparable injury to the Company in addition to money damage and that money damages alone will not provide a complete or adequate remedy to the Company, it being further agreed that such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

4

5.4           Severability.  If any of the provisions of this Agreement, or any part thereof, hereafter are construed to be invalid or unenforceable, the same shall not affect the remainder of the provision or provisions, which shall be given full effect, without regard to the invalid portions.

5.5           Extension of Term of Covenants Following Violation.  The period during which the prohibitions of Section 5.2 are in effect shall be extended by any period or periods during which Morris is in violation of Section 5.2.

5.6           Blue Penciling by Court.  If any of the covenants contained in Sections 5.1 or 5.2, or any part thereof, are held to be unenforceable, the parties agree that the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable.

6.	Notices.

6.1           To the Company.  All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, one day after sent by overnight courier or three (3) days after mailed first class, postage prepaid, by registered or certified mail, as follows (or to such other address as either party shall designate by notice in writing to the other in accordance herewith):

If to the Company, to:

KGEM Golf, Inc. 703 W Swann Ave Tampa, FL 33606
Attention: General Counsel

If to Morris, to Morris’s principal residence as reflected in the records of the Company.

7.	General.

7.1           Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Ohio.

7.2           Headings.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

7.3           Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof.  No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

5

7.4          Assignability.

(a)           Nonassignability by Morris.  This Agreement, and Morris’s rights and obligations hereunder, may not be assigned by Morris, nor may Morris pledge, encumber or anticipate any payments or benefits due hereunder, by operation of law or otherwise other than Morris’s rights to compensation and benefits, which may be assigned or transferred by will or operation of law; provided, however, Morris shall be entitled, to the extent permitted under applicable law or the relevant plans, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following Morris’s death by giving the Company written notice thereof.  In the event of Morris’s death or a judicial determination of Morris’s incompetence, reference in this Agreement to Morris shall be deemed, where appropriate, to refer to Morris’s beneficiary, estate or other legal representative which recognizes same under applicable law.

(b)           Assignability by Company.  The Company may not assign its rights or obligations under this Agreement except that such rights and obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity, or a sale, liquidation or other disposition of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the liabilities, obligations and duties of the Company under this Agreement, either contractually or as a matter of law;  provided, however, that no assignment pursuant to this paragraph shall relieve the Company from its obligations hereunder to the extent the same are not timely discharged by such assignee.

7.5           Survival.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement or the Term to the extent necessary to the intended preservation of such rights and obligations.

7.6           Amendment.  This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance.  The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same.  No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

7.7           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

7.8           Acknowledgement of Ability to Have Counsel Review.  The parties acknowledge that this Agreement is the result of arm’s-length negotiations between sophisticated parties each afforded the opportunity to utilize representation by legal counsel.  Each and every provision of this Agreement shall be construed as though both parties participated equally in the drafting of same, and any rule of construction that a document shall be construed against the drafting party shall not be applicable to this Agreement.

6

8.	Dispute Resolution.

8.1           Dispute Resolution.  Any controversy, claim or dispute arising out of or relating to this Agreement, the breach thereof, or Morris’s engagement by the Company shall be adjudicated by a court of competent jurisdiction in Franklin County in the State of Ohio.

9.	Subsidiaries and Affiliates.

9.1           Definitions.  As used herein, the term “subsidiary” shall mean any corporation or other business entity controlled directly or indirectly by the Company or other business entity in question, and the term “affiliate” shall mean and include any corporation or other business entity directly or indirectly controlling, controlled by or under common control with the Company, its subsidiaries or other business entity in question.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

KGEM Golf, Inc.

By:	/s/ Gerald D. Ellenburg
Name:	Gerald D. Ellenburg
Title:	Chairman and Chief Executive Officer

/s/ Kyle Morris
Name:	Kyle Morris

7